Exhibit 12.1

HCC INDUSTRIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)
(unaudited)

	For the Three months Ended
	June 28, 2003	June 29, 2002

Earnings:

Loss before tax benefit	$(1,144)	$(1,869)

Add: Fixed Charges(1)	2,375	2,429

	$1,231	$560

Fixed Charges (1)

Interest expense	$2,375	$2,429
	$2,375	$2,429

Ratio of Earnings to Fixed Charges (2)	0.5	0.2

(1)      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings (loss) before taxes (tax benefit) plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.

(2)      The Company’s earnings were insufficient to cover fixed charges by $1,144,000 (June 28, 2003) and $1,869,000 (June 29, 2002).